Exhibit 11

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

EXHIBIT 11 - Computation of Earnings Per Share

(In thousands except per share amounts)

	Quarter Ended
	April 1, 2005	April 2, 2004
BASIC:
Net Income	$37,701	$29,906

Weighted average shares outstanding	63,321	61,323

Basic earnings per share	$0.60	$0.49

DILUTED:
Net Income	$37,701	$29,906
After-tax interest cost of convertible debt	917	924

Net Income plus assumed debt conversion	$38,618	$30,830

Weighted average shares outstanding	63,321	61,323
Dilutive effect of convertible debt	3,226	3,226
Incremental shares under stock option plans	2,455	3,161

Adjusted weighted average shares outstanding	69,002	67,710

Diluted earnings per share	$0.56	$0.46